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                                                                       EXHIBIT 8

                              GODFREY & KAHN, S.C.
                                ATTORNEYS AT LAW
                             780 NORTH WATER STREET
                        MILWAUKEE, WISCONSIN 53202-3590

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
(414) 273-3500                                              With Offices in:
FAX (414) 273-5198
                                                            Milwaukee, Wisconsin
                                                            Appleton, Wisconsin
                                                            Green Bay, Wisconsin
                                                            Madison, Wisconsin
                                                            Oshkosh, Wisconsin
                                                            Sheboygan, Wisconsin
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                                                               December 27, 1996


Gelman Sciences Inc.
600 South Wagner Road
Ann Arbor, Michigan 48103

                 Re: Federal Income Tax Consequences of Merger

Gentlemen:

     We have acted as counsel for Gelman Sciences Inc. ("Gelman") in connection with the negotiation and execution of the Agreement and Plan of Reorganization and Merger dated October 27, 1996 (the "Agreement"), between Gelman and Pall Corporation ("Pall"), pursuant to which Pall's wholly-owned, newly-formed subsidiary, Pall Acquisition Corporation, a Michigan corporation ("Subsidiary"), will be merged with and into Gelman (the "Merger"). This letter furnishes you with our opinion as to certain federal income tax consequences of the Merger. All capitalized terms used herein which are not otherwise defined have the same meaning as in the Agreement.

     The following is a description of the relevant terms of the transaction based on our examination of the Agreement and our understanding of the related factual background. All terms not otherwise defined herein shall have the same meaning as set forth in the Agreement.

PARTIES

     Gelman is a Michigan corporation; the Gelman Common Stock is listed on the American Stock Exchange. Gelman designs, manufactures and markets a broad line of specialty microfiltration products for the separation and purification of liquids and gases.

     Pall is a New York corporation; the Pall Common Stock is listed on the New York Stock Exchange. Pall is a worldwide supplier of fine filters, mainly made by Pall using its high-quality filter media, and other fluid clarification equipment for the removal of solid, liquid and gaseous contaminants from a wide variety of liquids and gases.

PROPOSED TRANSACTION

     Pursuant to Section 1.1 of the Agreement, at the Effective Time, Subsidiary will be merged with and into Gelman. Under Sections 3.1 and 3.2 of the Agreement, the shares of Gelman Common Stock outstanding at the Effective Time, other than shares held in treasury by Gelman or any subsidiary of Gelman, will be converted into the right to receive the Merger Consideration. Under Sections
3.2 and 3.4 of the Agreement,
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Gelman Sciences Inc.
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each Gelman shareholder will receive cash in lieu of any fractional shares of
Pall Common Stock to which he would otherwise be entitled in the Merger.

     With regard to Gelman's purpose for entering into the Agreement, the Board of Directors of Gelman believes (i) that the strategic position for Gelman products should be enhanced by the Merger beyond that achievable by Gelman on a stand-alone basis; (ii) Pall has a strong sales position outside the U.S. and Gelman management hopes that Pall will be able to expand overseas sales of Gelman's products and (iii) the filtration industry is consolidating and companies with full product lines are more likely to prosper.

     From Pall's standpoint, the following benefits should be among those resulting from the Merger: (i) Pall wants to expand into the laboratory area which is a market in which Gelman has an established presence; (ii) Pall believes that Gelman's strengths are complementary to Pall's and not overlapping and that Pall will realize substantial efficiencies and significant cost savings from the Merger which could not be accomplished by internal growth and (iii) Pall expects its global distribution system to broaden the sales of certain of Gelman's products.

FACTUAL REPRESENTATIONS

     In rendering our opinion, we have relied on certain written representations made to us by Gelman, Pall and certain 5% or greater shareholders of Gelman.

CONCLUSIONS

     Based on (i) our examination of the Agreement, (ii) the foregoing description and the representations, (iii) the foregoing description and the representations made to us by Gelman, Pall and certain 5% or greater shareholders of Gelman remaining true in all material respects at the Effective Time and thereafter and (iv) assuming that the transaction is consummated in accordance with the terms of the Agreement, it is our opinion that for federal income tax purposes:

          1. The Merger will be a reorganization within the meaning of Section 368(a)(1)(A) and (a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code").

          2. Pursuant to Code Section 354(a)(1), the Gelman shareholders will recognize no gain or loss on the exchange of their Gelman Common Stock solely in exchange for Pall Common Stock.

          3. Pursuant to Code Section 358(a)(1), the basis of the Pall Common Stock received by the Gelman shareholders (including any fractional share interests to which they may be entitled) will be the same as the basis of the Gelman Common Stock surrendered in exchange therefor.

          4. Pursuant to Code Section 1223(1), the holding period of the Pall Common Stock to be received by the Gelman shareholders (including any fractional share interests to which they may be entitled) will include the period during which the Gelman Common Stock surrendered in exchange therefor is held, provided that the Gelman Common Stock surrendered is held as a capital asset at the Effective Time.

          5. The payment of cash to the Gelman shareholders in lieu of their fractional interests of Pall Common Stock will be treated as if the fractional shares were distributed as part of the exchange and then redeemed. These payments will be treated as having been received as distributions in full payment in exchange for stock redeemed as provided in Code Section 302(a) (Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574).

     Our opinion is not, nor should it be construed or relied upon as, a guaranty, nor is it in any way binding on the Internal Revenue Service. It is intended only to reflect our best professional judgment as to the matters set forth herein as of the date hereof.
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Gelman Sciences Inc.
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     We consent to the use of this opinion as an exhibit to the Registration
Statement and to the references to this firm appearing in the Registration Statement under the captions "Summary -- The Merger -- Certain U.S. Federal Income Tax Consequences," "The Merger Agreement -- Conditions to the Merger," "Certain Tax Consequences" and "Legal Matters." In giving this consent, however, we do not admit that we are "experts" within the meaning of Section 11 of the Securities Act of 1933, as amended, or within the category of persons whose consent is required by Section 7 of said Act.


                                          Very truly yours,

                                          GODFREY & KAHN, S.C.